Division of Corporation Finance
U.S. Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Heartland Financial USA, Inc.
Form 10-Q for the Quarter Ended June 30, 2023
Filed August 4, 2023
File No. 001-15393

November 9, 2023
Dear Mr. Henderson and Mr. Klein:

This letter is in response to your comment letter dated October 4, 2023, on the quarterly report on Form 10-Q of Heartland Financial USA, Inc. (the "Company" or "we"), for the quarter ended June 30, 2023. For your convenience, we have repeated your comment in boldface below and followed the comment with our response:
Form 10-Q for Quarterly Period Ended June 30, 2023
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Reconciliations
1.We note your presentation of a non-GAAP measure adjusted tangible common equity (“Adjusted TCE”), which excludes the impact of accumulated other comprehensive income (loss) (“AOCI”). Further, we note your disclosure that the measure is considered to be a critical metric to analyze and evaluate financial condition and capital strength excluding the variability of accumulated other comprehensive income (loss). Please address the following:
•Tell us and revise your disclosures, in future filings, to more fully explain what the measure represents and how it is used to analyze and evaluate financial condition and capital strength.
The Company presents adjusted tangible common equity ("Adjusted TCE") to assist users of the financial statements to understand the components of tangible common equity that are not impacted by market fluctuations of securities and derivatives. Adjusted TCE is used to analyze and evaluate financial condition and capital strength attributable to the operations of the Company and allows for comparability among peers. Management believes that users of the financial statements may find it beneficial to have access to the same analytical tools used by management to assess operational performance and identify trends. Below is the revised description of the Adjusted TCE ratio as filed in the Company's quarterly report on Form 10-Q for the period ended September 30, 2023. Management intends to include this description in all future filings.

The adjusted tangible common equity ratio is calculated by subtracting goodwill, core deposit and customer relationship intangibles, net, and accumulated other comprehensive loss from total common equity and dividing it by total assets excluding goodwill, core deposit and customer relationship intangibles, net and the fair value adjustment on securities and derivatives, net of deferred taxes. This measure is included as it is considered to be a critical metric used by management, analysts, and investors to analyze and evaluate financial condition and capital strength, composition and trends on a comparable basis by excluding the variability of the fair value of securities and derivatives, net of deferred taxes.

•Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to

Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In evaluating adjustments to exclude accumulated other comprehensive income (loss), we considered the guidance in Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations and specifically evaluated Rule 100(b) of Regulation G that states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading. The adjustment to exclude accumulated other comprehensive income (loss) from Adjusted TCE is based on a commonly accepted approach used and widely understood by investors, analysts, credit agencies, and industry peers.

Management determined that the exclusion of accumulated other comprehensive income (loss) from Adjusted TCE is appropriate because it removes the variability of market fluctuations related to securities and derivatives, net of deferred taxes. Management considers this adjustment to be related to and result in normal, recurring activities of the Company and not individually tailored accounting.

•Tell us whether you will continue to present this measure and adjustment during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to your Adjusted TCE. Refer to Question 100.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Management will continue to present this measure in all future filings, including periods where there is accumulated other comprehensive income, which will result in a reduction to Adjusted TCE. We believe that this is appropriate because the measure more accurately shows the impact of normal business operations and removes the impact of market fluctuations on securities and derivatives.

•Tell us how you concluded it was appropriate to not also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

The Company considered your question, and management believes it is appropriate to adjust total tangible assets by the fair value adjustment for securities and derivatives, net of deferred taxes. Management made this adjustment in the quarterly report on Form 10-Q for the period ended September 30, 2023, and will continue to do so in future filings. Below is the revised reconciliation and calculation table for Adjusted TCE as filed in the Company's quarterly report on Form 10-Q for the period ended September 30, 2023, dollars in thousands.

Common equity (GAAP)	$1,714,925
Less goodwill	576,005
Less core deposit and customer relationship intangibles, net	20,026
Tangible common equity (non-GAAP)	$1,118,894

Total assets (GAAP)	$20,129,793
Less goodwill	576,005
Less core deposit and customer relationship intangibles, net	20,026
Total tangible assets (non-GAAP)	$19,533,762
Tangible common equity ratio (non-GAAP)	5.73%

Tangible common equity (non-GAAP)	$1,118,894
Accumulated other comprehensive loss	642,838
Adjusted tangible common equity (non-GAAP)	$1,761,732

Total tangible assets (non-GAAP)	$19,533,762
Fair value adjustments for securities and derivatives, net of deferred taxes	642,838
Total adjusted tangible assets (non-GAAP)	$20,176,600
Adjusted tangible common equity ratio (non-GAAP)	8.73%

We confirm your understanding that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (563) 589-1994 or by e-mail to bmckeag@htlf.com.

Very truly yours,

/s/ Bryan R. McKeag

Bryan R. McKeag
Executive Vice President, Chief Financial Officer